CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price	Amount of registration fee
1.700% Medium-Term Notes, Series B, due January 9, 2019	$849,702,500	$98,480.52
Floating Rate Medium-Term Notes, Series B, due January 9, 2019	$400,000,000	$46,360.00
2.600% Medium-Term Notes, Series B, due January 11, 2022	$1,198,380,000	$138,892.24
Floating Rate Medium-Term Notes, Series B, due January 11, 2022	$300,000,000	$34,770.00
3.200% Medium-Term Notes, Series B, due January 11, 2027	$747,517,500	$86,637.28

PRICING SUPPLEMENT (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-202281.

$3,500,000,000

$850,000,000 1.700% Medium-Term Notes, Series B, due January 9, 2019

$400,000,000 Floating Rate Medium-Term Notes, Series B, due January 9, 2019

$1,200,000,000 2.600% Medium-Term Notes, Series B, due January 11, 2022

$300,000,000 Floating Rate Medium-Term Notes, Series B, due January 11, 2022

$750,000,000 3.200% Medium-Term Notes, Series B, due January 11, 2027

We are offering (i) $850,000,000 aggregate principal amount of 1.700% Medium-Term Notes, Series B due January 9, 2019 (the “2019 Notes”), (ii) $400,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due January 9, 2019 (the “2019 Floating Rate Notes”), (iii) $1,200,000,000 aggregate principal amount of 2.600% Medium-Term Notes, Series B due January 11, 2022 (the “2022 Notes”), (iv) $300,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due January 11, 2022 (the “2022 Floating Rate Notes”) and (v) $750,000,000 aggregate principal amount of 3.200% Medium-Term Notes, Series B due January 11, 2027 (the “2027 Notes” and, together with the 2019 Notes, the 2019 Floating Rate Notes, the 2022 Notes and the 2022 Floating Rate Notes, the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2019 Notes on January 9 and July 9 of each year and on the maturity date; we will pay interest on the 2022 Notes and the 2027 Notes on January 11 and July 11 of each year and on the maturity date; we will pay interest on the 2019 Floating Rate Notes on January 9, April 9, July 9, and October 9 of each year and on the maturity date; and we will pay interest on the 2022 Floating Rate Notes on January 11, April 11, July 11, and October 11 of each year and on the maturity date. The first such payment on the 2019 Notes will be on July 9, 2017; the first such payment on the 2022 Notes and the 2027 Notes will be on July 11, 2017; the first such payment on the 2019 Floating Rate Notes will be on April 9, 2017; and the first such payment on the 2022 Floating Rate Notes will be on April 11, 2017.

We may redeem some or all of the 2022 Notes and the 2027 Notes at any time at our option at the applicable redemption price set forth in this pricing supplement under “Description of the Notes—Optional Redemption.” The 2019 Notes, the 2019 Floating Rate Notes and the 2022 Floating Rate Notes will not be redeemable before their maturity.

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-2 of the accompanying prospectus supplement.

	2019 Notes		2019 Floating Rate Notes		2022 Notes		2022 Floating Rate Notes		2027 Notes
	Per Note	Total	Per Note	Total	Per Note	Total	Per Note	Total	Per Note	Total
Public offering price(1)	99.965%	$849,702,500	100.000%	$400,000,000	99.865%	$1,198,380,000	100.000%	$300,000,000	99.669%	$747,517,500
Underwriting discount	0.150%	$1,275,000	0.150%	$600,000	0.350%	$4,200,000	0.350%	$1,050,000	0.450%	$3,375,000
Proceeds, before expenses, to the Company	99.815%	$848,427,500	99.850%	$399,400,000	99.515%	$1,194,180,000	99.650%	$298,950,000	99.219%	$744,142,500

(1) Plus accrued interest, if any, from January 9, 2017, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about January 9, 2017.

Joint Book-Running Managers

BNP PARIBAS	Citigroup	J.P. Morgan	Mizuho Securities	TD Securities

Co-Managers

Academy Securities ANZ Securities Credit Agricole CIB ING nabSecurities, LLC Santander US Bancorp The Williams Capital Group, L.P.

The date of this pricing supplement is January 4, 2017.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

TABLE OF CONTENTS

Pricing Supplement
Page

Description of the Notes	PS-1
Underwriting	PS-6
United States Federal Taxation	PS-8
Legal Matters	PS-9

Prospectus Supplement

Forward-Looking Statements	S-1
Risk Factors	S-2
Description of the Notes	S-7
Use of Proceeds	S-32
Ratio of Earnings to Fixed Charges	S-32
United States Federal Taxation	S-33
Plan of Distribution (Conflicts of Interest)	S-47
Validity of the Notes	S-52

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Incorporation of Information Filed with the SEC	1
Forward-Looking Statements	2
Toyota Motor Credit Corporation	3
Description of Debt Securities	4
Legal Matters	10
Experts	10

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement shall have the meanings assigned to them in the accompanying prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;

•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and

•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements, and, to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,

•	will not be subject to mandatory redemption or repayment at your option,

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount, and

•	will be denominated in U.S. dollars.

The 2019 Notes

The following description is a summary of certain provisions of the 2019 Notes:

Principal Amount: $850,000,000

Trade Date: January 4, 2017

Original Issue Date: January 9, 2017

Stated Maturity Date: January 9, 2019

Interest: 1.700% per annum from January 9, 2017

Interest Payment Dates: Each January 9 and July 9, beginning on July 9, 2017 and ending on the Stated Maturity Date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89236TDM4 / US89236TDM45

PS-1

The 2019 Floating Rate Notes

The following description is a summary of certain provisions of the 2019 Floating Rate Notes:

Principal Amount: $400,000,000

Trade Date: January 4, 2017

Original Issue Date: January 9, 2017

Stated Maturity Date: January 9, 2019

Interest Calculation: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters

Index Maturity: 3 months

Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on January 5, 2017 plus the Floating Rate Spread, accruing from January 9, 2017

Initial Interest Reset Date: January 9, 2017

Interest Reset Dates: Each Interest Payment Date

Interest Reset Period: Quarterly

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date.

Interest Payment Dates: Each January 9, April 9, July 9 and October 9, beginning on April 9, 2017 and ending on the Stated Maturity Date

Floating Rate Spread: + 0.260%

Minimum Interest Rate: 0.000%

Index Currency: U.S. Dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following, adjusted

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TDN2 / US89236TDN28

The 2022 Notes

The following description is a summary of certain provisions of the 2022 Notes:

Principal Amount: $1,200,000,000

Trade Date: January 4, 2017

Original Issue Date: January 9, 2017

Stated Maturity Date: January 11, 2022

PS-2

Interest: 2.600% per annum from January 9, 2017

Interest Payment Dates: Each January 11 and July 11, beginning on July 11, 2017 and ending on the maturity date (long first coupon)

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TDP7 / US89236TDP75

The 2022 Floating Rate Notes

The following description is a summary of certain provisions of the 2022 Floating Rate Notes:

Principal Amount: $300,000,000

Trade Date: January 4, 2017

Original Issue Date: January 9, 2017

Stated Maturity Date: January 11, 2022

Interest Calculation: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters

Index Maturity: 3 months

Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on January 5, 2017 plus the Floating Rate Spread, accruing from January 9, 2017

Initial Interest Reset Date: January 9, 2017

Interest Reset Dates: Each Interest Payment Date

Interest Reset Period: Quarterly

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date.

Interest Payment Dates: Each January 11, April 11, July 11 and October 11, beginning on April 11, 2017 and ending on the Stated Maturity Date (long first coupon)

Floating Rate Spread: + 0.690%

Minimum Interest Rate: 0.000%

Index Currency: U.S. Dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following, adjusted

Calculation Agent: Deutsche Bank Trust Company Americas

PS-3

CUSIP / ISIN: 89236TDQ5 / US89236TDQ58

The 2027 Notes

The following description is a summary of certain provisions of the 2027 Notes:

Principal Amount: $750,000,000

Trade Date: January 4, 2017

Original Issue Date: January 9, 2017

Stated Maturity Date: January 11, 2027

Interest: 3.200% per annum from January 9, 2017

Interest Payment Dates: Each January 11 and July 11, beginning on July 11, 2017 and ending on the maturity date (long first coupon)

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TDR3 / US89236TDR32

Optional Redemption

The 2019 Notes, the 2019 Floating Rate Notes and the 2022 Floating Rate Notes are not subject to optional redemption.

The 2022 Notes and the 2027 Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2022 Notes and 15 basis points in the case of the 2027 Notes (any excess of (ii) over (i) with respect to the Notes to be redeemed being referred to as the “Make Whole Premium” for such Notes), plus in each case accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA Inc. and TD Securities (USA) LLC, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

PS-4

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

For the avoidance of doubt and notwithstanding any provision of the Indenture (as defined below) or the 2022 Notes and the 2027 Notes, (x) the holders of the 2022 Notes and the 2027 Notes shall not be entitled to specific performance of the optional redemption provisions described in this section, and no Make Whole Premium will be due or available as a remedy, in each case in connection with (1) any default or Event of Default under the Indenture or (2) any acceleration of all, or any portion of, the 2022 Notes or the 2027 Notes, as applicable (other than an acceleration in respect of an Event of Default for failing to pay the “make-whole” redemption price when due following our voluntary election, if any, to redeem the 2022 Notes or the 2027 Notes, as applicable, pursuant to the optional redemption provisions described in this section, to the extent any Make Whole Premium is due in connection therewith), and (y) the requirement to pay any Make Whole Premium shall only arise in connection with our voluntary election, if any, to redeem the 2022 Notes or the 2027 Notes, as applicable, pursuant to the optional redemption provisions described in this section, and not in connection with any other payment, distribution, satisfaction or other recovery in respect of the 2022 Notes or the 2027 Notes, as applicable, or in connection with any refinancing of the 2022 Notes or the 2027 Notes, as applicable, following an Event of Default upon certain events of bankruptcy or insolvency set forth in the Indenture.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

Each tranche of the Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

PS-5

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated January 4, 2017 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of February 26, 2015, between us and the agents named in the accompanying prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Principal Amount of the 2019 Notes	Principal Amount of the 2019 Floating Rate Notes	Principal Amount of the 2022 Notes	Principal Amount of the 2022 Floating Rate Notes	Principal Amount of the 2027 Notes
BNP Paribas Securities Corp.	$127,500,000	$60,000,000	$180,000,000	$45,000,000	$112,500,000
Citigroup Global Markets Inc.	127,500,000	60,000,000	180,000,000	45,000,000	112,500,000
J.P. Morgan Securities LLC	127,500,000	60,000,000	180,000,000	45,000,000	112,500,000
Mizuho Securities USA Inc.	127,500,000	60,000,000	180,000,000	45,000,000	112,500,000
TD Securities (USA) LLC	127,500,000	60,000,000	180,000,000	45,000,000	112,500,000
ANZ Securities, Inc.	34,000,000	16,000,000	48,000,000	12,000,000	30,000,000
Credit Agricole Securities (USA) Inc.	34,000,000	16,000,000	48,000,000	12,000,000	30,000,000
ING Financial Markets LLC	34,000,000	16,000,000	48,000,000	12,000,000	30,000,000
nabSecurities, LLC	34,000,000	16,000,000	48,000,000	12,000,000	30,000,000
Santander Investment Securities Inc.	34,000,000	16,000,000	48,000,000	12,000,000	30,000,000
U.S. Bancorp Investments, Inc.	34,000,000	16,000,000	48,000,000	12,000,000	30,000,000
Academy Securities, Inc.	4,250,000	2,000,000	6,000,000	1,500,000	3,750,000
The Williams Capital Group, L.P.	4,250,000	2,000,000	6,000,000	1,500,000	3,750,000
Total	$850,000,000	$400,000,000	$1,200,000,000	$300,000,000	$750,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed (i) 0.100% of the principal amount of the 2019 Notes and the 2019 Floating Rate Notes, (ii) 0.200% of the principal amount of the 2022 Notes and the 2022 Floating Rate Notes and (iii) 0.250% of the principal amount of the 2027 Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed (i) 0.050% of the principal amount of the 2019 Notes and the 2019 Floating Rate Notes, (ii) 0.150% of the principal amount of the 2022 Notes and the 2022 Floating Rate Notes and (iii) 0.200% of the principal amount of the 2027 Notes on sales to other dealers. After the initial offering of the Notes to the public, Citigroup Global Markets Inc. with respect to the 2019 Notes, the 2019 Floating Rate Notes, the 2022 Notes and the 2022 Floating Rate Notes and J.P. Morgan Securities LLC with respect to the 2027 Notes, on behalf of the Underwriters, may change the public offering prices and concessions of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA Inc. and TD Securities (USA) LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of

PS-6

the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies. A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

PS-7

UNITED STATES FEDERAL TAXATION

As discussed in the section of the accompanying prospectus supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes. However, pursuant to an Internal Revenue Service notice, withholding under “FATCA” will apply to payments of gross proceeds (other than amounts treated as interest) only with respect to dispositions after December 31, 2018. You should consult your tax adviser regarding the potential application of “FATCA” to the Notes.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

PS-8

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this pricing supplement and related prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated February 25, 2015 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-202281) filed with the Securities and Exchange Commission on February 25, 2015.

PS-9